Exhibit 99.1

Catalyst Announces Powell River Land Sale

RICHMOND, BC, Sept. 18, 2015 /CNW/ - Catalyst (TSX: CYT) today announced the sale of approximately 250 hectares of surplus land in Powell River, British Columbia, for $4.5 million.

The forested land is adjacent to the Powell River mill site. While the land was previously harvested by predecessor companies, it has never been the site of manufacturing activity. Catalyst had no plans to use this parcel of land.

About Catalyst Paper Corporation

Catalyst Paper manufactures diverse printing papers such as coated freesheet, C1S, coated and uncoated groundwood, newsprint, directory, as well as market pulp.  Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President and Chief Financial Officer, 604-247-4014, Frank.DeCostanzo@catalystpaper.com; Media Contact: Fred Chinn, Vice President & General Manager, Powell River Mill, 604-483-2715, Fred.Chinn@catalystpaper.com; Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, Eduarda.Hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 21:16e 18-SEP-15